HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

RECEIVED
2006 JUN 29 P 1:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 20 June 2006



BY AIRMAIL


06014768

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

82-3638

SUPPL

Dear Sirs,

HANNY HOLDINGS LIMITED (the "Company")
- ISIN US 41068T2087

We refer to the captioned policy and enclose herewith a copy of the announcement dated 16 June 2006 issued by the Company in relation to Close of Voluntary Unconditional Securities Exchange Offer by Somerley Limited on Behalf of Well Orient Limited (A Wholly-Owned Subsidiary of Hanny Holdings Limited) to Acquire All The Issued Shares In Group Dragon Investments Limited (Other Than Those Shares Already Owned By Well Orient Limited and Parties Acting In Concert With It) for your filing under ISIN US 41068T2087.

Thank you for your kind attention.

PROCESSED
JUN 30 2006
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED



Florence Kam
Company Secretary

Encl.

Jlw 6/29

O:\Hanny 2006\Correspondence\Letter\082-US Sec-ann 16 Jun 06.doc

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Tel: (852) 2372-0722 Fax: (852) 2598-0408 (General) / 2803-5574 (Accounts)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 275)

WELL ORIENT LIMITED
(Incorporated in Hong Kong with limited liability)

GROUP DRAGON INVESTMENTS LIMITED
(Incorporated in the British Virgin Islands with limited liability)

CLOSE OF VOLUNTARY UNCONDITIONAL SECURITIES EXCHANGE OFFER BY SOMERLEY LIMITED on behalf of WELL ORIENT LIMITED (A WHOLLY-OWNED SUBSIDIARY OF HANNY HOLDINGS LIMITED) TO ACQUIRE ALL THE ISSUED SHARES IN GROUP DRAGON INVESTMENTS LIMITED (OTHER THAN THOSE SHARES ALREADY OWNED BY WELL ORIENT LIMITED AND PARTIES ACTING IN CONCERT WITH IT)

The GDI Offer closed at 4:00 p.m. on 16 June 2006. At that time, Well Orient had received valid acceptances in respect of 306,622,223 GDI Shares, representing approximately 69.56% of the issued share capital of GDI as at the date of this announcement, as follows:

	Number of GDI Shares
Acceptances satisfied/to be satisfied by Option 1 consideration	49,631,143
Acceptances satisfied/to be satisfied by Option 2 consideration	256,991,080
Total Acceptance Shares	306,622,223

References are made to the joint announcement dated 19 April 2005 issued by Hanny Holdings Limited ("Hanny", together with its subsidiaries, the "Hanny Group"), China Strategic, Well Orient, Nation Field Limited and GDI, the joint announcement issued by Hanny and Well Orient dated 8 May 2006, the circular dated 14 September 2005 issued by Hanny, and the composite offer and response document dated 26 May 2006 (the "Document") issued by Well Orient and GDI relating to, among other things, the possible voluntary offer to be made for all the shares in GDI. Terms used herein shall have the same meanings as those defined in the Document unless the context requires otherwise.

CLOSE OF THE GDI OFFER

The GDI Offer closed at 4:00 p.m. on 16 June 2006. At that time, Well Orient had received valid acceptances in respect of 306,622,223 GDI Shares (the "Acceptance Shares"), representing approximately 69.56% of the issued share capital of GDI as at the date of this announcement, as follows:

	Number of GDI Shares
Acceptances satisfied/to be satisfied by Option 1 consideration	49,631,143
Acceptances satisfied/to be satisfied by Option 2 consideration	256,990,080
Total Acceptance Shares	306,622,223

All the acceptances had been verified and confirmed valid. As at the date of this announcement, no acceptance is subject to verification.

GDI was incorporated on 1 March 2005. Prior to the commencement of the GDI Offer period on 15 October 2004, Well Orient and parties acting in concert with it (including PYI Corporation Limited ("PYI")) did not hold any GDI Shares. Prior to the China Strategic Group Reorganisation becoming effective, GDI was wholly-owned by China Strategic. Upon completion of the China Strategic Group Reorganisation on 19 May 2006, Well Orient and PYI each held 129,409,897 GDI Shares representing approximately 29.36% of the existing issued share capital of GDI. As such, Well Orient and parties acting in concert with it (including PYI) held an aggregate of 258,819,794 GDI Shares representing approximately 58.72% of the existing issued share capital of GDI before the commencement of the GDI Offer on 26 May 2006.

PYI announced on 8 May 2006 that it has resolved to declare a special dividend to the shareholders of PYI by way of the distribution of the value derived from its divestment in China Strategic, i.e. the value in GDI Shares, to the shareholders of PYI. As set out in the announcement of PYI dated 16 June 2006, PYI has accepted the GDI Offer in full by electing to receive (i) Option 1 consideration in respect of 24,898,080 GDI Shares representing approximately 5.65% of the issued share capital of GDI; and (ii) Option 2 consideration in respect of 104,511,817 GDI Shares representing approximately 23.71% of the issued share capital of GDI in accordance with the choice of its shareholders. After satisfaction of payment of the special dividend to its shareholders, PYI will still hold the Hanny Bonds with face value of approximately HK$36.8 million in aggregate. ITC and Dr. Chan Kwok Keung, Charles, being shareholders of PYI, will receive Hanny Bonds having aggregate face value of HK$95,966,280 and HK$2,841,810 respectively as a result of the special dividend distribution of PYI.

Taking into account the 129,409,897 GDI Shares (representing approximately 29.36% of the existing issued share capital of GDI) already held by Well Orient and parties acting in concert with it (other than those held by PYI) prior to the commencement of the GDI Offer and subject to completion of the transfer of all the Acceptance Shares to Well Orient, Well Orient and parties acting in concert with it will be interested in an aggregate of 436,032,120 GDI Shares, representing approximately 98.92% of the issued share capital of GDI as at the date of this announcement. Other than the aforesaid GDI Shares, Well Orient and parties acting in concert with it do not hold any options, warrants or other securities convertible into GDI Shares as at the date of this announcement. Save as a result of acceptances of the GDI Shares under the GDI Offer, none of Well Orient or parties acting in concert with it has acquired or dealt in any GDI Shares or Hanny Shares or options, warrants or other securities convertible into GDI Shares or Hanny Shares during the period when the GDI Offer remained open.

The title documents for Hanny Shares, Hanny Bonds and remittances for the amount representing the cash consideration for the Acceptance Shares have been/will be posted to the GDI Qualifying Shareholders who accepted the GDI Offer by ordinary post at their own risk within 10 days of the date of receipt by the Receiving Agent of all the relevant documents which render such acceptances complete and valid.

Shareholding Structure of Hanny

As a result of the aforesaid acceptances of the GDI Offer, a total of 9,926,228 Hanny Shares and Hanny Bonds with aggregate face value of HK$770,973,210 will be issued as consideration for the acceptances. Taking into account the existing issued share capital of Hanny at the commencement of the GDI Offer, the Hanny Shares issued/to be issued to satisfy acceptances of the GDI Offer and assuming full conversion of the Hanny Bonds issued/to be issued under the GDI Offer at the initial conversion price of HK$9 per Hanny Share and no other changes to the share capital of Hanny, the shareholding structure of Hanny will be as follows:

	At the commencement of the GDI Offer		After the issue of Hanny Shares to satisfy acceptances of the GDI Offer		Assuming full conversion of the Hanny Bonds	
	Hanny Shares	*%*	*Hanny Shares*	*%*	*Hanny Shares*	*%*
ITC *(Note 1)*	57,614,948	24.28	57,614,948	23.31	68,277,868	20.51
Dr. Chan Kwok Keung, Charles *(Note 2)*	1,600,000	0.67	1,600,000	0.65	1,915,756	0.58
Dr. Yap, Allan *(Note 2)*	1,600,000	0.67	1,600,000	0.65	1,600,000	0.48
Mr. Lui Siu Tsuen, Richard *(Note 2)*	3,350,000	1.41	3,350,000	1.35	3,350,000	1.01
	64,164,948	27.03	64,164,948	25.96	75,143,624	22.58
Public Hanny Shareholders	173,088,454	72.97	183,014,682	74.04	257,699,695	77.42
	237,253,402	100.00	247,179,630	100.00	332,843,319	100.00

Notes:

1. The 57,614,948 Hanny Shares were held by Famex Investment Limited, an indirect wholly-owned subsidiary of ITC. The Hanny Bonds with face value of HK$95,966,280 will be held by Hollyfield Group Limited, an indirect wholly-owned subsidiary of ITC.
2. Directors of Hanny.

As at the date of this announcement, the directors of Hanny are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

As at the date of this announcement, the directors of Well Orient are Dr. Yap, Allan and Mr. Lui Siu Tsuen, Richard.

As at the date of this announcement, the directors of GDI are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva
Mr. Li Bo
Mr. Chan Kwok Hung *(alternate to Dr. Chan Kwok Keung, Charles)*
Mr. Lui Siu Tsuen, Richard *(alternate to Dr. Yap, Allan)*

By order of the board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

By order of the board
WELL ORIENT LIMITED
Lui Siu Tsuen, Richard
Director

By order of the board
GROUP DRAGON INVESTMENTS LIMITED
Chan Ling, Eva
Director

Hong Kong, 16 June 2006

The directors of Hanny and Well Orient jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to GDI and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement other than those relating to GDI have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of GDI jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to Hanny and Well Orient and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement other than those relating to Hanny and Well Orient have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.